Exhibit 4.7
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Activision Blizzard, Inc. (the “Company,” “us,” “we,” or “our”) is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.7 is a part.
Authorized Shares
Under our Certificate of Incorporation, our authorized capital stock consists of 2,405,000,000 shares of capital stock, consisting of 2,400,000,000 shares of common stock, par value $0.000001 per share, and 5,000,000 shares of preferred stock, par value $0.000001 per share. The number of authorized shares of any class or classes of our capital stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of our outstanding capital stock entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (the “DGCL”). We may not authorize the issuance of any class, or series thereof, of nonvoting equity shares. Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Voting Rights
Holders of our common stock are entitled to one vote per share on all matters voted on by the stockholders, including in connection with the election of directors, as provided by law. Holders of our common stock do not have cumulative voting rights. Except as otherwise required by the DGCL or our Certificate of Incorporation and Bylaws, action requiring stockholder approval may be taken by a vote of the holders of a majority of the common stock present in person or by proxy a meeting at which a quorum is present and entitled to vote on the relevant action.
Dividend Rights
After satisfaction of any dividend rights of holders of preferred stock and subject to applicable law, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors in its discretion.
Liquidation and Other Rights
Upon our voluntary or involuntary liquidation, distribution or winding up, the holders of our common stock will be entitled to receive ratably all of our remaining assets that are legally available for distribution, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Holders of our common stock have no preemptive, subscription, redemption, conversion or exchange rights and no sinking fund provisions.
All outstanding shares of our common stock are duly authorized, validly issued, fully paid and non‑assessable. Additional shares of common stock may be issued, as authorized by our Board from time to time, without stockholder approval, except for any stockholder approval required by The Nasdaq Global Select Market.
The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock
Our board of directors has been authorized to provide for the issuance of up to 5,000,000 shares of our preferred stock from time to time in one or more series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, the redemption price or prices, and the liquidation preferences of any wholly unissued class or series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them.
Anti‑Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our Certificate of Incorporation and our Bylaws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. These provisions:

•	allow our board of directors to issue any authorized but unissued shares of common stock without approval of stockholders;

•	authorize our board of directors to establish one or more series of preferred stock, the terms of which can be determined by our board of directors at the time of issuance;

•
provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors, subject to the rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a‑8 under the Exchange Act (or any successor provision of law);

•
state that special meetings of our stockholders may be called only by the Chairman of our board of directors, our Chief Executive Officer, our President, or at the written request of a majority of our board of directors;

•	allow our directors, and not our stockholders, to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of our board of directors; and

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grant our board of directors the authority to alter, amend, change, add to, repeal, rescind or make new Bylaws without a stockholder assent or vote; provided, however, that such authority of our board of directors is subject to the power of the stockholders to alter, amend, change, add to, repeal, rescind or make new Bylaws by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares entitled to vote thereon.

Delaware Anti-takeover Law
The Company is subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prevents a publicly‑held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years following the date that the person became an interested stockholder unless (1) our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) at least two-thirds of the outstanding shares not owned by that interested stockholder approve the business combination, or (3) upon becoming an interested stockholder, that stockholder owned at least 85% of the outstanding shares, excluding those held by officers, directors and some employee stock plans. In general, a “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions.